UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Effective March 11, 2022, Mr. Hao Qinghu has resigned as a member and Chairman of the board of directors (the “Board”) of the Company. Mr. Hao’s resignation was for personal reasons and was not the result of any disagreement with the management, the Board or the Company.

Effective March 11, 2022, the Board has appointed Ms. Wang Panpan as a director of the Company. There is no relationships or related transactions between Ms. Wang and the Company that would be required to be reported under Section 404(a) of Regulation S-K.

Ms. Wang previously served as a director of the Company from August 9, 2021 to November 22, 2021. Age 31, Ms. Wang has been a Deputy Director at the People’s Health Network Co. Ltd., a health news portal based in Beijing since December 2018 where she is responsible for government relations and market expansion. From August 2013 to December 2018, she had served as a Department Manager with the People’s Daily Online, the largest newspaper group in China. Ms. Wang obtained a Bachelor’s degree in Media Economy from the Communication University of China in 2013 and a Master’s degree in Public Administration from Beijing Normal University in 2018.

The Board has determined that Ms. Wang is qualified to serve as a director of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: March 15, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer